

Mail Stop 4631

October 30, 2017

Via E-mail
Mr. Wayne M. Rehberger
Chief Financial Officer
Engility Holdings, Inc.
4803 Stonecroft Blvd.
Chantilly, VA 20151

> **Re: Engility Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 9, 2017**
> **File No. 1-35487**

Dear Mr. Rehberger:

We have reviewed your October 17, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Consolidated Financial Statements

5. Goodwill and Identifiable Intangible Assets, page 57

1.   We note your response to prior comment one. Please address the following:
- Tell us the significance of IRG, in terms of revenue, operating income, and estimated fair value to the International reporting unit prior to the 2016 Realignment; and
- To the extent the significance of IRG to the International reporting unit would have materially impacted the amount of goodwill allocated to IRG prior to its

sale, more fully explain to us the timing of and the specific facts and circumstances surrounding the 2016 Realignment and the sale of IRG.

2.   We note your response to prior comment two and understand that Ms. Dugle reviews consolidated results that "include elements of Group-level information and costs, such as revenue, direct labor, bookings, opportunities, new business submits, win rates, voluntary turnover percentages, and certain limited Group overhead expenses." Please provide us copies of the consolidated and Group-level information in your management reports.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction